FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

January 6, 2010

Notice

Please be advised that further to the recommendation of Teva`s Corporate Governance and Nominating Committee, effective January 5, 2010 Mr. Dan S. Suesskind was elected by the Board of Directors of Teva Pharmaceutical Industries Ltd. to serve as a Board Member whose term of office shall extend until the annual shareholders meeting to be held during 2011.

Mr. Suesskind served as Teva's Chief Financial Officer from 1977 until his retirement from this position in 2008. He served as a director of Teva from 1981 until 2001. He is currently a member of the Board of Migdal Insurance Company Ltd., Ness Technologies Inc. and Syneron Medical Ltd. Mr. Suesskind is one of the founders and a member of the steering committee of the Israeli Forum of Chief Financial Officers. He received his B.A. in economics and political science from the Hebrew University in 1965 and an M.B.A. from the University of Massachusetts in 1969.

Teva Pharmaceutical Industries Ltd.

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Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date January 6, 2010

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